Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2006	For the Twelve Months Ended December 31, 2005	For the Nine Months Ended September 30, 2005
Earnings
Net Income from Continuing Operations	$537	$732	$586
Preferred Stock Dividend	8	11	8
(Income) or Loss from Equity Investees	(1)	1	(2)
Income Tax	300	341	312
Pre-Tax Income from Continuing Operations	$844	$1,085	$904
Add: Fixed Charges*	446	506	380
Subtract: Pre-Tax Preferred Stock Dividend Requirement	14	18	14
Earnings	$1,276	$1,573	$1,270
* Fixed Charges
Interest on Long-term Debt	$344	$428	$318
Amortization of Debt Discount, Premium and Expense	12	16	12
Other Interest	65	27	19
Interest Component of Rentals	11	17	17

Pre-Tax Preferred Stock Dividend Requirement	14	18	14
Fixed Charges	$446	$506	$380
Ratio of Earnings to Fixed Charges	2.9	3.1	3.3